                   SECURITIES AND EXCHANGE COMMISSION
                          Washington, DC  20549

                              SCHEDULE 13D

                Under the Securities Exchange Act of 1934
                           (Amendment No.  )*

                      TRIQUINT SEMICONDUCTOR, INC.
         ______________________________________________________
                              (Name of Issuer)

                       Common Stock, no par value
            _________________________________________________
                     (Title of Class of Securities)

                               89674K 10 3
                      ____________________________
                             (CUSIP Number)

 Marilyn J. Wasser, 32 Avenue of the Americas, New York, NY 10013-2412
                             (212-387-5400)
                 ______________________________________________

        (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                            December 19, 1994
                      _____________________________
                      (Date of Event which Requires
                        Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ....

Check the following box if a fee is being paid with the statement .X. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)

(See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              SCHEDULE 13D

CUSIP No. 89674K 10 3


 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     AT&T Corp.  13-4924710

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)___
                                                       (b)___

 3   SEC USE ONLY

 4   SOURCE OF FUNDS
     WC

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                   ___

 6   CITIZENSHIP OR PLACE OF ORGANIZATION
     New York


                         7    SOLE VOTING POWER
NUMBER OF                     661,059
   SHARES
BENEFICIALLY             8    SHARED VOTING POWER
 OWNED BY                     - 0 -
   EACH
 REPORTING                    9    SOLE DISPOSITIVE POWER
  PERSON                      661,059
   WITH
                         10   SHARED DISPOSITIVE POWER
                              - 0 -

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     661,059

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                 ___

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
     11.84%

14   TYPE OF REPORTING PERSON*
     CO

               * SEE INSTRUCTIONS BEFORE FILLING OUT

Item 1.   SECURITY AND ISSUER.

     The title of the class of equity securities to which this statement relates is common stock (the "Stock") of Triquint
Semiconductor, Inc., a California corporation (the "Issuer").

     The name and address of the principal executive offices of the Issuer are:

                         Triquint Semiconductor, Inc.
                         3625A S.W. Murray Boulevard
                         Beaverton, Oregon 97005

Item 2.   IDENTITY AND BACKGROUND.

     (a), (b), (c) and (f). The name of the person filing this statement is AT&T Corp. ("AT&T"). AT&T is a New York corporation with its principal executive offices at 32 Avenue of the Americas, New York, New York 10013-2412. AT&T is a major participant in two industries: the global information movement and management industry and the financial services and leasing industry.

     The attached Schedule I is a list of the executive officers and directors of AT&T which contains the following information with respect to each such person: name; business address; present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and citizenship.

     AT&T has no controlling person or corporation.

     (d), (e). During the last five years, neither AT&T nor, to the best of AT&T's knowledge, any person named on Schedule I has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   SOURCE AND AMOUNT OF FUNDS OF OTHER CONSIDERATION.

     As of the date hereof, AT&T beneficially owns 661,059 shares of the Stock as described below. The shares are held by AT&T for its own account. The funds for the purchase of the shares were obtained from AT&T's working capital.

          1.  208,333 shares of Stock and a warrant to purchase
     125,000 shares of Stock (with an exercise price of $24 per Share), in exchange for $500,000 in fixed assets, $1.5 million cash (acquired August 31, 1993, see Item 4).

          2. 13,872 shares of Stock acquired May 25, 1994 as a royalty payment under a patent license agreement dated August 31, 1993, between Issuer and AT&T (the "PLA"). Under the PLA, the Issuer agreed to pay a royalty to AT&T equal to 1% of Issuer's net revenue, to a maximum of $2 million, up to 166,667 shares of stock at $12 per share.

          3. 238,854 shares of Stock and a warrant to purchase 75,000 shares of Stock (with an exercise price of $24 per Share), in exchange for $123,925 in fixed assets and $1,376,075 in cash (acquired December 19, 1994). These shares were acquired at a purchase price of $6.28 per share reduced from $12 per share originally agreed to by AT&T and the Issuer in August 1993. In consideration of the reduced price per share, AT&T agreed that all royalty payments are fulfilled under the PLA.

Item 4.   PURPOSE OF THE TRANSACTION.

     The event that required the filing of this Schedule 13D was the acquisition on December 19, 1994, of 238,854 shares of Stock and a warrant for 75,000 shares of Stock pursuant to the second closing in connection with an investment in the Issuer relating to the sale of certain fixed assets, a joint development effort, technology transfer, and foundry relationship (i.e., manufacture of products by the Issuer for AT&T) entered into between the Issuer and AT&T on August 31, 1993.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) The aggregate number of shares of the Stock beneficially owned by AT&T is 661,059. This represents approximately 11.84% of the shares of the Stock outstanding (based on 5,580,264 shares of Stock outstanding per the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1994, and AT&T's warrant to purchase 200,000 additional shares).

     To the best of AT&T's knowledge, except as described in
Schedule II hereto, none of the persons listed on Schedule I hereto beneficially owns any shares of Stock of the Issuer.

     (b) AT&T possesses the sole power to vote or direct the vote and to dispose of or direct the disposition of all of the shares of stock beneficially owned by it. The voting and dispositive power of the persons listed on Schedule I hereto is only that attributable generally to officers and directors of AT&T.

     (c) To the best of AT&T's knowledge there have been no transactions in the class of securities reported on that were effective during the past 60 days by AT&T or the persons listed on
Schedule I hereto.

     (d) To the best of AT&T's knowledge, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.


     (e)  Not applicable.

Item 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The information set forth under Items 3 and 4 is incorporated herein by reference.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

                         None.

                              SCHEDULE I

     Each of the persons named below is a citizen of the United
States of America. For each person whose principal employment is with AT&T, the principal business of their employer is described under Item 2 above.

                         Principal Occupation or
                         Employment; Business
                         Address; and Principal
     Name                Business of Employer

Robert E. Allen          Chairman and Chief Executive Officer,
                           AT&T
                         32 Avenue of the Americas
                         New York, NY  10013-2412

R. S. Bodman             Senior Vice President, Corporate
                           Strategy and Development, AT&T
                         295 North Maple Avenue
                         Basking Ridge, NJ  07920

Harold W. Burlingame     Senior Vice President - Human
                           Resources, AT&T
                         295 North Maple Avenue
                         Basking Ridge, NJ  07920

M. Kathryn Eickhoff      President of Eickhoff Economics, Inc.
                           (Economic Consultants)
                         510 LaGuardia Place, Suite 400
                         New York, NY  10012

Walter Y. Elisha         Chairman and Chief Executive Officer
                           of Springs Industries, Inc.
                          (Textiles Manufacturing)
                         205 North White Street, P. O. Box 70
                         Fort Mill, SC  29715

Philip M. Hawley         Retired Chairman and Chief Executive
                           Officer of Carter
                         Hawley Hale Stores, Inc. (Department
                           Stores)
                         444 South Flower Street - Suite 228
                         Los Angeles, CA  90071-2900

                         Principal Occupation or
                         Employment; Business
                         Address; and Principal
     Name                Business of Employer

Carla A. Hills           Chairman & Chief Executive Officer of
                           Hills & Company (international
                           consultants)
                         1200 19th Street, N.W. - 5th Floor
                         Washington, DC  20036

Belton K. Johnson        Former Owner of Chaparrosa Ranch
                           100 West Houston Street
                         Suite 1100
                         San Antonio, TX  78205

Marilyn Laurie           Senior Vice President - Public
                           Relations, AT&T
                         295 North Maple Avenue
                         Basking Ridge, NJ  07920

Drew Lewis               Chairman and Chief Executive Officer
                           of Union Pacific Corp.
                           (Transportation Natural Resources,
                           and Environmental Services)
                         Martin Tower
                         Eighth and Eaton Avenues
                         Bethlehem, PA  18018

A. J. Mandl              Executive Vice President, AT&T & Chief
                           Executive Officer of Communications
                           Services Group
                         295 North Maple Avenue
                         Basking Ridge, NJ  07920

W. B. Marx, Jr.          Executive Vice President,  AT&T & Chief
                           Executive Officer of Multimedia
                           Products Group
                         295 N. Maple Avenue
                         Basking Ridge, NJ  07920

J. S. Mayo               President, Bell Laboratories Division,
                           AT&T
                         600 Mountain Avenue
                         Murray Hill, NJ  07974

                         Principal Occupation or
                         Employment; Business
                         Address; and Principal
     Name                Business Employer

R. A. McGinn             Executive Vice President, AT&T & Chief
                           Executive Officer Network Systems
                           Group
                         475 South Street
                         Morristown, NJ  07962

Donald F. McHenry        President of IRC Group, Inc.
                           (Consultants)
                           Georgetown University
                         School of Foreign Service ICC 301
                         Washington, DC  20057

R. W. Miller             Executive Vice President, AT&T & Chief
                           Financial Officer
                         295 N. Maple Avenue
                         Basking Ridge, NJ  07920

V. A. Pelson             Executive Vice President, AT&T &
                           Chairman of Global Operations Team
                         295 North Maple Avenue
                         Basking Ridge, NJ  07920

Donald S. Perkins        Retired Chairman of the Board of Jewel
                           Companies, Inc. (Diversified
                           Retailer)
                         100 North Riverside Plaza
                         Suite 1700
                         Chicago, IL  60606

Henry B. Schacht         Chairman and Former Chief Executive
                           Officer of Cummins Engine Company,
                           Inc.
                         Box Number 3005
                         Columbus, IN  47202-3005

Michael I. Sovern        President Emeritus & Chancellor Kent
                           Professor of Law at Columbia
                           University
                         435 W. 116th Street, Box B20
                         New York, NY  10027

                         Principal Occupation or
                         Employment; Business
                         Address; and Principal
     Name                Business of Employer

J. L. Stead              Executive Vice President, AT&T &
                           Chairman & Chief Executive Officer
                           Global Information Solutions
                         1700 S. Patterson Boulevard
                         Dayton, OH  45479

Franklin A. Thomas       President of the Ford Foundation
                         320 East 43rd Street
                         New York, NY  10017

Joseph D. Williams       Chairman of the Executive Committee
                           Warner-Lambert Co. (Pharmaceuticals,
                           Health Care and Consumer Products)
                         182 Tabor Road
                         Morris Plains, NJ  07950

Thomas H. Wyman          Chairman, S. G. Warburg & Co. Inc.
                         The Equitable Center
                         787 7th Avenue
                         New York, NY  10019

John D. Zeglis           Senior Vice President--General Counsel
                           and Government Affairs, AT&T
                         295 North Maple Avenue
                         Basking Ridge, NJ  07920

                              SCHEDULE II



                                  None.

                              SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  December  , 1994



                                   AT&T Corp.



                                   By: Marilyn J. Wasser
                                   Corporate Vice President - Law
                                   and Secretary